UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

October 26, 2006

Construction of the Dolores Gold and Silver Mine Proceeds on Schedule

VANCOUVER, BRITISH COLUMBIA – Mark Bailey, President and CEO of Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN), reports that construction of the 18,000 tonne per day Dolores open-pit, heap leach mine in Chihuahua, Mexico is on schedule, and on budget. Production is expected to commence in the third quarter of 2007.

With the completion of the recent 4.50% convertible note (the “Notes”) financing, the Company is now in a position to fund from treasury the entire construction and start-up cost of the Dolores mine, with US$40 million of additional working capital for other corporate purposes, including the ongoing exploration of Dolores and the Company’s other projects. The Company has approximately 47.9 million shares outstanding at present and 60.3 million shares outstanding after full dilution, including conversion of the Notes and the exercise of all options.

Company President, Mark Bailey commented: “We chose to raise the remainder of the Dolores financing requirement by issuing convertible debt rather than through a secured project debt facility for three principal reasons: first, we could achieve substantial savings on future interest payments (a fixed 4.50% rate versus a floating rate, currently in the range of 7.00% to 7.43%); second, there was a significant reduction in the covenants, conditions, and ongoing costs associated with standard bank debt; and third, we had no obligation to hedge any portion of our future production from the Dolores deposit.

“We were delighted with the response to the convertible note offering. We are advised that it was significantly oversubscribed and placed with over 60 qualified institutional buyers. In addition, the price at which holders can convert Notes into our common shares was set at a 36% premium to the price at which our shares closed trading on October 18.”

Dolores Mine Construction Update

Construction at Dolores is well underway, with earthworks at the crusher and plant facilities proceeding ahead of schedule (visit the Company’s website to view construction photos). The production of aggregate and the pouring of concrete foundations is expected to begin over the next two weeks. The more than 750 detailed engineering drawings required for the mine components are 95% complete, with 100% completion expected by the end of October. All long lead-time equipment purchases have been ordered and are on schedule for delivery by the end of January 2007.

Additional, recent construction milestones include:

•	the completion of the 92 kilometre main access road into Dolores;
•	the awarding of construction contracts for the main camp, leach pad, and concrete works;
•	the completion of the temporary office/construction camp;
•	the fabrication of the Merrill Crowe plant building and internal structures;
•	the start of construction of the new village of Dolores; and
•	the completion of drill-testing for production water well sites, as well as ongoing drilling and completion of several production/supply wells.

The Company is committed to developing the Dolores mine safely, on schedule, and on budget. It will do so in full compliance with its environmentally responsibilities and with its ongoing economic commitment to the surrounding area.

Ongoing Exploration

Exploration drilling continues at Dolores, and is currently testing peripheral mineralization up to one kilometre from the mine site. Results will be reported as they are received.

Exploration drilling at the Company’s Planchas de Plata silver project, in northern Sonora, Mexico, has resumed following geophysical and sampling programs over the summer. Four drill holes have now been completed with assays pending and preliminary results from the program will be announced in a forthcoming news release.

About Minefinders

Minefinders Corporation Ltd. is a successful mineral exploration company with several projects in Mexico and the United States. The Company is presently building an open pit mine at its advanced-stage Dolores gold and silver project. Commencing in 2007, Dolores is expected to produce annually more than 200,000 ounces gold-equivalent (based on a 60:1, silver to gold ratio) for a mine life of 14 years.

Quality Control and Quality Assurance

Mark Bailey MSc., P.Geo. is the “qualified person”, as that term is defined in NI 43-101, with overall responsibility for the Dolores project and is responsible for the contents of this news release. Technical reports summarizing the Dolores Project feasibility studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated expenditures for working capital and exploration, the advantages of the Note financing, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 26, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director